

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 25, 2022

Boaz Shetzer
Chief Executive Officer
ParaZero Technologies Ltd.
30 Dov Hoz
Kiryat Ono, 5555626, Israel

> **Re: ParaZero Technologies Ltd.**
> **Amendment No. 2 to Registration Statement on Form F-1**
> **Filed July 19, 2022**
> **File No. 333-265178**

Dear Mr. Shetzer:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 15, 2022 letter.

Amendment No. 2 to Registration Statement on Form F-1 filed July 19, 2022

General

1. We note that Exhibits 4.1, 4.2, 4.3 and 4.4 each contain a forum selection provision. If these provisions require investors in this offering to bring any such action, proceeding, or claim in the courts identified in such provisions, please disclose such provisions in your registration statement, and disclose whether these provisions apply to actions arising under the Securities Act or Exchange Act. If the provisions apply to actions arising under the Securities Act or Exchange Act, please also add related risk factor disclosure. If these provisions do not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the provision in the relevant exhibit states this clearly.

2. We note that the warrant agreements filed as Exhibit 4.2 and Exhibit 4.4 each contain a

jury trial waiver provision. Please revise your disclosure in the prospectus to address the following:

- Include a description of the provision in the Risk Factors section of the prospectus.
- Clearly state whether or not this provision applies to claims under federal securities laws. If so, please also state that investors cannot waive compliance with the federal securities laws and rules and regulations promulgated thereunder. If this provision is not intended to apply to federal securities law claims, ensure that the provision in your warrant agreement states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the federal securities laws.
- Highlight the material risks related to this provision, including the possibility of less favorable outcomes, uncertainty regarding its enforceability, the potential for increased costs to bring a claim, and whether it may discourage or limit suits against you.
- Clarify whether the provision applies to purchasers in secondary transactions.

<u>Exhibit 5.2, page II-5</u>

3.   It does not appear that counsel has opined on the Pre-Funded Warrants. Please advise or have counsel revise the opinion to opine on the Pre-Funded Warrants.

   You may contact Mindy Hooker at (202) 551-3732 or Kevin Woody at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Patrick Fullem at (202) 551-8337 or Asia Timmons-Pierce at (202) 551-3754 with any other questions.

                                    Sincerely,

                                    Division of Corporation Finance
                                    Office of Manufacturing

cc: David Huberman